                                  United States
                       Securities and Exchange Commission
                             WASHINGTON, D.C. 20549


                                  Schedule 13G
                              (Amendment No. ____)*

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                  VIRAGE, INC.
                        --------------------------------
                                (Name of Issuer)


                                  Common Stock
                        --------------------------------
                         (Title of Class of Securities)


                                  92763Q 10 6
                        --------------------------------
                                 (CUSIP Number)

                               February 14, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1(b)

         |_|      Rule 13d-1(c)

         |X|      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 7 pages

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

CUSIP No.:  92763Q 10 6                                        Page 2 of 7 Pages

-------------------------------------------------------------------------------------------------------------------
(1)    Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons


            Trinity Ventures IV, L.P.                  94-3169895
-------------------------------------------------------------------------------------------------------------------
(2)    Check The Appropriate Box If A Member Of A Group                                 (a)      X
                                                                                        (b)
-------------------------------------------------------------------------------------------------------------------
(3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
(4)    Citizenship or Place of Organization

         California, United States of America

-------------------------------------------------------------------------------------------------------------------
Number Of Shares                                     (5)      Sole Voting Power                577,593
Beneficially Owned
By Each Reporting                                    (6)      Shared Voting Power                -0-
Person With
                                                     (7)      Sole Dispositive Power           577,593

                                                     (8)      Shared Dispositive Power           -0-

(9)    Aggregate Amount Beneficially Owned By Each Reporting Person

           577,593
-------------------------------------------------------------------------------------------------------------------
(10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


-------------------------------------------------------------------------------------------------------------------
(11)   Percent Of Class Represented By Amount In Row (11)

           2.81%
-------------------------------------------------------------------------------------------------------------------
(12)   Type Of Reporting Person

           PN
-------------------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!





                               Page 2 of 7 pages


CUSIP No.:  92763Q 10 6                                                                          Page 3 of 7 Pages


(1)      Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

         Trinity IV Side-By-Side Fund, L.P.          94-3169897
-------------------------------------------------------------------------------------------------------------------
(2)      Check The Appropriate Box If A Member Of A Group                                  (a)      X
                                                                                           (b)

-------------------------------------------------------------------------------------------------------------------
(3)      SEC Use Only


-------------------------------------------------------------------------------------------------------------------
(4)      Citizenship or Place of Organization

         California, United States of America
-------------------------------------------------------------------------------------------------------------------

Number Of Shares                                     (5)      Sole Voting Power                33,141
Beneficially Owned
By Each Reporting                                    (6)      Shared Voting Power                -0-
Person With
                                                     (7)      Sole Dispositive Power           33,141

                                                     (8)      Shared Dispositive Power           -0-

(9)      Aggregate Amount Beneficially Owned By Each Reporting Person

                  33,141
-------------------------------------------------------------------------------------------------------------------
(10)     Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


-------------------------------------------------------------------------------------------------------------------
(11)     Percent Of Class Represented By Amount In Row (11)

                  0.16%
-------------------------------------------------------------------------------------------------------------------
(12)     Type Of Reporting Person

                  PN
-------------------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!





                               Page 3 of 7 pages

Item 1.

(a)      Name of Issuer:            Virage, Inc. ("Issuer")

(b)      Address of Issuer's Principal Executive Offices:

                  177 Bovet Road, Suite 520
                  San Mateo, CA  94402


Item 2.

(a)      Name of Person Filing:
                  Trinity Ventures on behalf of
                  Trinity Ventures IV, L.P. ("Trinity IV") and
                  Trinity IV Side-By-Side Fund, L.P. ("Trinity IV SBS")

(b)      Address of Principal Business Office:

                  c/o Trinity Ventures
                  3000 Sand Hill Road
                  Building 4, Suite 160
                  Menlo Park, CA  94025

(c)      Citizenship/Place of Organization:

                  Trinity Ventures    -     California
                  Trinity IV          -     California
                  Trinity IV SBS      -     California

(d)      Title of Class of Securities:      Common Stock

(e)      CUSIP Number:              92763Q 10 6



Item 3.

         Not applicable.




                                Page 4 of 7 pages

Item 4     Ownership.


-------------------------------------------------------------------------------------------------------------------
                                                       Trinity IV                        Trinity IV SBS
-------------------------------------------------------------------------------------------------------------------
(a)         Beneficial Ownership                          577,593                              33,141
-------------------------------------------------------------------------------------------------------------------
(b)         Percentage of Class                            2.81%                                0.16%
-------------------------------------------------------------------------------------------------------------------
(c)(i)      Sole Voting Power                             577,593                              33,141
-------------------------------------------------------------------------------------------------------------------
   (ii)     Shared Voting Power                             -0-                                  -0-
-------------------------------------------------------------------------------------------------------------------
   (iii)    Sole Dispositive Power                        577,593                              33,141
-------------------------------------------------------------------------------------------------------------------
    (iv)    Shared Dispositive Power                        -0-                                  -0-
-------------------------------------------------------------------------------------------------------------------


Item 5.    Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of class of securities, check the following: [X]

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

Not applicable.



Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.



Item 8.    Identification and Classification of Members of the Group

No reporting person is a member of a group as defined in Section
240.13d-1(b)(1)(ii)(H) of the Act.

Item 9.    Notice of Dissolution of Group

Not applicable.



EXHIBIT(S):

A:       Joint Filing Statement

                                Page 5 of 7 pages

Item 10.    Certification

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    January 29, 2002

TRINITY VENTURES IV, L.P.

By:      Trinity TVL Partners, L.P.
         its General Partner


By:      /s/ Kathleen A. Murphy
   -----------------------------------------
             Kathleen A. Murphy
             Managing Member



TRINITY IV SIDE-BY-SIDE FUND, L.P.

By:      Trinity TVL Partners, L.P.
         its General Partner


By:      /s/ Kathleen A. Murphy
   -----------------------------------------
             Kathleen A. Murphy
             Managing Member


                                Page 6 of 7 pages

                                    EXHIBIT A

         We, the undersigned, hereby express our agreement that the attached
Schedule 13G is filed on behalf of us.


Date:    January 29, 2002

TRINITY VENTURES IV, L.P.

By:      Trinity TVL Partners, L.P.
         its General Partner


By:      /s/ Kathleen A. Murphy
   -----------------------------------------
             Kathleen A. Murphy
             Managing Member



TRINITY IV SIDE-BY-SIDE FUND, L.P.

By:      Trinity TVL Partners, L.P.
         its General Partner


By:      /s/ Kathleen A. Murphy
   -----------------------------------------
             Kathleen A. Murphy
             Managing Member


                                Page 7 of 7 pages